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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8 - 65509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaBranche Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George M.L. LaBranche, IV — (212) 425-1144
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/8

SD 3/4/2011

OATH OR AFFIRMATION

I, George M.L. LaBranche, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Capital, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2014

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRANCHE CAPITAL, LLC

**(FORMERLY KNOWN AS
LABRANCHE STRUCTURED PRODUCTS, LLC)**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

LABRANCHE CAPITAL, LLC
(FORMERLY KNOWN AS LABRANCHE STRUCTURED PRODUCTS, LLC)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
LaBranche Capital, LLC (formerly known as LaBranche Structured Products, LLC)

We have audited the accompanying statement of financial condition of LaBranche Capital, LLC (formerly known as LaBranche Structured Products, LLC) (the "Company") as of December 31, 2010. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaBranche Capital, LLC (formerly known as LaBranche Structured Products, LLC) as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2011

LABRANCHE CAPITAL, LLC
(FORMERLY KNOWN AS LABRANCHE STRUCTURED PRODUCTS, LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
Cash and cash equivalents	$ 12,619,198
Cash and securities segregated under federal and other regulations	1,727,095
Receivables from brokers, dealers, and clearing organizations	148,468,571
Financial instruments owned, at fair value	
Corporate equities, not readily marketable	1,056,334
Corporate equities	300,397,426
Derivatives	199,781,105
Exchange traded funds	157,758,465
U.S. government obligations	24,873,493
Exchange memberships owned, at cost (fair value of $510,000)	470,300
Income taxes receivable	87,434
Other assets	982,637
	$ 848,222,058
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payables	
Brokers and dealers	$ 9,665,950
Customers	34,267
Others	302,591
Financial instruments sold, not yet purchased, at fair value	
Corporate equities	321,988,876
Derivative contracts	128,379,183
Exchange traded funds	280,827,537
U.S. government obligations	33,967,573
Accrued compensation	3,486,365
Accounts payable, accrued expenses, and other	3,341,874
Due to affiliate	109,548
Total liabilities	782,103,764
Member's equity	66,118,294
	$ 848,222,058

See accompanying notes to financial statement.

1. Nature of business

LaBranche Capital, LLC (formerly known as LaBranche Structured Products, LLC) (the "Company") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm that operates as a market-maker in options and Exchange Traded funds ("ETF's"), engages in hedging activities related to its market-making operations and conducts principal trading activities in options, ETF's, structured notes, foreign currency securities and futures. The Company also provides securities execution and brokerage services to institutional investors and professional traders. The Company is a wholly owned subsidiary of LaBranche Structured Holdings, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly owned subsidiary of Labranche & Co Inc., a Delaware corporation, (the "Holding Company").

On November 30, 2010 LaBranche Structured Products, LLC ("LSP") and LaBranche Financial Services, LLC ("LFS") merged into LaBranche Structured Products, LLC. Concurrent with the merger LSP changed its name to LaBranche Capital, LLC. LFS was a wholly owned subsidiary of the Holding Company. The financial statements presented represent a full year of operations of both LSP and LFS.

2. Summary of significant accounting policies

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Securities Transactions

Principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis and the related revenues and expenses are recorded on a trade date basis. Receivables from, and payables to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Corporate equities, options, ETFs, futures and other securities owned, and securities sold, but not yet purchased, are reflected at fair value and unrealized gains and losses are presented as a component of "Net gain on principal transactions." U.S. Government obligations, which are reported under "Financial instruments owned, at fair value" are reflected at fair value. Interest income related to U.S. Government obligations is included in "Revenues—Other Interest." Dividend income and expense as well as gains and losses from the trading of foreign currencies, are also presented as a component of "Net gain on principal transactions." Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. The fair value for equity securities, ETFs and futures contracts is based on the closing price posted on the primary exchange on which they are traded. The fair value of exchange-traded options is based on the national best bid/offer as determined by the Company's options clearing agents.

2. Summary of significant accounting policies (continued)

Depreciation and Amortization

Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful lives of office equipment and the lesser of the economic useful life of the leasehold improvement or the term of the lease. Depreciation and amortization is included in other expenses in the accompanying statement of operations. Depreciation and amortization expense for the year ended December 31, 2010 was $42,221.

Exchange Membership

The exchange memberships owned by the Company are carried at cost. In accordance with Accounting Standards Codification ("ASC") 940-340 , exchange memberships owned by the Company are originally carried at cost or, if an other-than-temporary impairment in value has occurred, at adjusted cost. In determining whether an other-than-temporary decline in value has occurred, the Company uses ASC 320, ASC 958 and Section M of Topic 5 of the SEC Staff Accounting Bulletin series ("SAB No. 59") as analogous guidance. As part of its assessment of the other-than-temporary impairment of these assets, management of the Company considered and evaluated various financial and economic factors including recent sales of similar memberships.

Soft Dollar Arrangements

The Company permits certain institutional customers the option of designating their trades as "soft dollar" trades. The customer will earn "soft dollar" credits at a pre-determined rate on the soft dollar gross commissions. These credits may be used by the customer to pay for acceptable products and services provided by third parties. Soft dollar expenses amounted to approximately $3.1 million for the year ended December 31, 2010 and are reflected in other expenses within the accompanying statement of operations. Soft dollar commissions earned by the Company are also reflected in commissions within the accompanying statement of operations. As of December 31, 2010, the Company has a prepaid expense of approximately $94,000 and an accrued soft dollar credit of approximately $988,000.

Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Holding Company. Pursuant to the tax sharing agreement with the Holding Company, the Company determines its income tax on a separate company basis.

The Company accounts for income taxes in accordance with ASC 740 (Statement of Financial Accounting Standard ("SFAS") No. 109), "Accounting for Income Taxes" and ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes - an interpretation of ASC 740 (FASB Statement No. 109" ("FIN 48")). ASC 740 (SFAS No. 109) requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

ASC 740 (formerly FIN No. 48) clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740 (formerly SFAS No. 109). ASC 740 (formerly FIN No. 48) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 (formerly FIN No. 48) also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC 740 (formerly FIN No. 48) effective January 1, 2007. The Company is subject to income tax examinations by major taxing authorities for all tax years since 2007. Please refer to Note 10, "Income Taxes" for additional information and disclosures.

The Holding Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

New Accounting Developments

<u>Fair Value Measurements</u>

On January 21, 2010, the FASB issues Accounting Standards Update ("ASU") 2010-06, Fair Value Measurements and Disclosure (ASC 820): Improving Disclosures about Fair Value Measurements, which provides guidance on how investment assets and liabilities are to be value and disclosed. Specifically, the amendment requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions, ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis as well as the reason for the transfers and iii) purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 roll forward rather than as one net number. The effective date of the ASU is for interim and annual periods beginning after December 15, 2009, however, the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. Adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

ASC 820 will allow investors to use the net asset value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This accounting principle was effective for the Company beginning in the first quarter of 2010. Adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

2. Summary of significant accounting policies (continued)

New Accounting Developments (continued)

Transfers of Financial Assets

ASC 860, "Transfers and Servicing," removes the concept of a qualifying special-purpose entity ("QSPE") and removes the exception from applying to variable interest entities that are QSPEs. This statement also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This statement is effective for fiscal years beginning after November 15, 2009, and is effective for the Company's fiscal year beginning January 1, 2010. The Company adopted this pronouncement during the first quarter of 2010, and the adoption had no impact on the Company's financial position or results of operations.

Consolidation of Variable Interest Entities

ASC 810-10-25-38, "Consolidation," amends the consolidation guidance for variable-interest entities ("VIE") and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity has the power to direct matters that most significantly impact the activities of the VIE, and had the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. ASC 810 is effective for the Company's fiscal year beginning January 1, 2010. The Company adopted this pronouncement during the first quarter of 2010, and the adoption had no impact on the Company's financial position or results of operations.

3. Cash and securities segregated under federal and other regulations

Cash and U.S. Treasury bills of $1,727,095 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. Fair value measurements

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

4. Fair value measurements (continued)

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

4. Fair value measurements (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS:					
Financial instruments owned, at fair value:					
Corporate equities, not readily marketable	$ -	$ 1,056,334	$ -	$ -	$ 1,056,334
Corporate equities					
Mining	47,340,263				47,340,263
Retail	37,301,178				37,301,178
Oil & gas exploration & refining	28,564,189				28,564,189
Other	187,170,817	20,979			187,191,796
Derivative contracts					
Foreign currency		113,793,335		(101,872,198)	11,921,137
Other	187,859,968				187,859,968
Exchange traded funds	157,756,205	2,260			157,758,465
Government and corporate bonds					
U.S. government & municipal	9,612,579				9,612,579
Foreign	8,161,771				8,161,771
Other	7,099,143				7,099,143
Total financial instruments owned	670,866,113	114,872,908		(101,872,198)	683,866,823
Cash and securities segregated under federal regulations	1,727,095				1,727,095
Total assets, at fair value	$ 672,593,208	$ 114,872,908	$ -	$ (101,872,198)	$ 685,593,918
LIABILITIES:					
Financial instruments sold, not yet purchased, at fair value					
Corporate equities					
Mining	$ 15,157,344	$ -	$ -	$ -	$ 15,157,344
Oil & gas exploration & refining	122,038,308				122,038,308
Other	184,793,224				184,793,224
Derivative contracts					
Foreign currency		141,637,717		(141,637,717)	
Other	128,379,183				128,379,183
Exchange traded funds	280,827,537				280,827,537
Government and corporate bonds					
Foreign	6,772,327				6,772,327
U.S. government & municipal	5,537,477				5,537,477
Oil & gas exploration & refining	3,696,255				3,696,255
Financial services	3,576,677				3,576,677
Other	14,384,837				14,384,837
Total financial instruments sold, not yet purchased, at fair value	$ 765,163,169	$ 141,637,717	$ -	$ (141,637,717)	$ 765,163,169

4. Fair value measurements (continued)

As of December 31, 2010, the Company pledged approximately $1,070,000 of U.S. Treasury bills as collateral for a letter of credit.

Determining the fair value of our financial securities was determined from a variety of sources as follows:

For corporate equities and ETFs, fair value was determined by the closing price of the primary exchanges and was included in Level 1 for those that are actively traded. Those classified in Level 2 represent those not actively traded with quoted market prices.

For U.S. government obligations and corporate bonds, the primary source for pricing fixed income instruments is derived from our clearing broker who determines prices through various third party pricing services. The Company confirms these values using independent observable sources.

When pricing cannot be confirmed the positions will be valued using broker quotes and included in Level 2.

For options, the fair values are based on the National Best Bid and Offer ("NBBO") mid point average.

The Company has elected to offset fair value amounts recognized for cash collateral receivables and payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. At December 31, 2010, the Company offset cash collateral receivables of $39,765,519, against its net derivative positions.

Derivative Trading Activities

The following table sets forth by major product type the firm's gains related to derivatives trading activities for the year ended December 31, 2010 in accordance with ASC 815. These gains are not representative of the Company's individual business results because many of the Company's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. The gains set forth below are included in "net trading gains" in the statement of operations.

Type of Instrument	
Options	$ 10,654,422
Futures	491,923
Interest rate	67,744
Total	$ 11,214,089

The Company enters into various transactions involving derivatives and off balance sheet financial instruments. These financial instruments include forwards and foreign exchange contracts, exchange traded and over-the-counter options, and swaps. Derivative transactions are entered into for trading purposes.

Derivative financial instruments are carried at fair value. Fair value for exchange traded derivatives is based on quoted market prices. Fair value of forwards, swaps and options contracts are recorded in either financial instruments owned or financial instruments sold, not yet purchased. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers or clearing brokers as applicable. Our derivatives trading activities exposes us to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, foreign currency movements and changes in the liquidity of markets.

4. Fair value measurements (continued)

Derivative Trading Activities (continued)

Our traders purchase and sell futures, options, the stocks underlying certain ETF and options positions, U.S. Government securities and foreign currencies in an attempt to hedge market and foreign currency risk. Certain members of management, including our chief risk officer, who oversee our options, futures and ETF's market making activities are responsible for monitoring these risks. Furthermore, our aggregate risk in connection with our options, futures and ETF's trading is under constant evaluation by certain members of management and our traders, and all significant trading strategies and positions are closely monitored.

5. Regulatory reporting

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined.

As of December 31, 2010, the Company's regulatory net capital of $38,295,434 exceeded the minimum requirement by $37,295,434.

The Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2011, to comply with its December 31, 2010 requirement, cash and U.S. Treasury bills in the amount of $1,727,095 have been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $672,213 in accordance with SEC Rule 15c3-3.

6. CBOE Holdings Inc. transaction

Prior to June 4, 2010, the Company owned two CBOE memberships out of a total of 930 memberships on the CBOE. The Company had accounted for its investment in the membership using the adjusted cost method since inception. On June 14, 2010, the CBOE was converted from a membership to a publically traded company with and in that transaction each membership was exchanged for 80,000 restricted shares of the newly formed public company CBOE Holdings Inc. (CBOE). In addition, immediately prior to the public offering, each CBOE membership was entitled to $1.25 dividend for each share issued. The Company received a $200,000 dividend with respect to its 2 memberships on June 21, 2010. For the third and fourth quarters of 2010, the Company received $25,166 in total in dividends for its shares of CBOE stock

ASC 845 provides guidance on accounting for non-monetary transactions. In general, the accounting for non-monetary transactions should be based on fair market value of the assets involved. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair market value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. Based on this guidance, the Company valued the shares of the CBOE stock received in exchange for its memberships at fair value, which was deemed to be the value of the shares on the first trading day of the CBOE stock after the initial public offering, which was $29.00 per share. Based on this price, the Company recognized a gain of $3,955,000 on the exchange of their CBOE memberships for CBOE stock net of a valuation allowance due to the restrictions on the transfer of the CBOE stock. The transfer restrictions were set to expire with respect to one-half of the Company's shares of CBOE stock on December 15, 2010 (Class A-1 shares) and with respect to the other half of the Company's shares of CBOE stock on June 15, 2011 (Class A-2 shares).

6. CBOE Holdings Inc. transaction (continued)

Pursuant to the CBOE share sale program, in November 2010, the Company sold 35,974 and 32,362 of its class A-1 and class A-2 shares, respectively for total proceeds of $1,708,400. As of December 31, 2010 the Company has 44,026 and 47,638 shares of restricted and unrestricted CBOE shares, respectively. The Company accounts for its continuing investment in class A-2 shares of the CBOE stock as restricted stock and reflected at the estimated fair market value of such restricted shares pursuant to ASC 820. At December 31, 2010, the NASDAQ closing price for the CBOE stock was $22.86 per share. As a result the Company recognized a loss of approximately $869,000 for 2010, subsequent to the exchange, which includes a valuation allowance of 3.0% on the class A-2 shares, due to the transfer restrictions noted above.

7. Receivable from and payable to brokers, dealers, and clearing organizations

The amounts receivable from brokers, dealers, and clearing organizations and payable to broker dealers arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

8. Related-party transactions

The Company's occupancy expense on the accompanying statement of operations includes rent expense of $808,897 allocated by the Holding Company for office space utilized by the Company.

Management fees of $1,527,750, paid to the Holding Company, consisted of depreciation and amortization of capitalized costs, overhead operating expenses such as payroll-related expenses and information technology-related expenses. Included in other income are management fees of $711,162 and $115,733 charged to the Holding Company, which consists of the Company providing Loan Services to the Holding Company with respect to the Holding Company's Leveraged Loan transactions and charges to affiliates for utilization of the Company's employees, respectfully.

The Company is included in the LaBranche & Co Retirement Plan (the "Plan"). In connection with this plan, the Company was allocated $45,597 in expenses for the year ended December 31, 2010, which is included in employee compensation and related benefits in the accompanying statement of operations.

9. Commitments and contingencies

NYSE Regulation Proceeding Against the Company and Former Trader

On June 11, 2010, NYSE Regulation, Inc.'s Division of Enforcement ("NYSE Regulation"), on behalf of NYSE Amex, LLC ("NYSE Amex") and NYSE Arca Equities, Inc. ("NYSE Arca"), commenced a proceeding against the Company and the former head of its options trading alleging, during the period from March 2005 through July 2007, violations of Regulation SHO Rule 203(b)(1), by allegedly effecting short sales of "threshold securities" without first locating shares to borrow, allegedly in improper reliance upon Regulation SHO's market maker exemption from locate requirements; Regulation SHO Rule 203(b)(3), by allegedly entering closing transactions that failed to properly close out fail-to-deliver positions in the "threshold securities;" and Part 224 of the Federal Reserve Board Rules ("Regulation X"), by allegedly causing the Company's clearing firm to improperly extend the Company "good faith margin" as a market maker. NYSE Regulation also alleges, during the period from September 18, 2008 to October 8, 2008, violations of Section 12(k)(4) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission's September 18, 2008 Emergency Order that banned the short selling of

9. Commitments and contingencies (continued)

NYSE Regulation Proceeding Against the Company and Former Trader (continued)

securities of financial services companies, by improperly relying on an exemption that would enable short sales of the common stock of financial services companies. NYSE Regulation also alleges, during both of these time periods, violations of AMEX Rule 320 and NYSE Arca Rule 6.18(b), by allegedly failing to supervise these trading activities to comply with the rules alleged to have been violated.

On May 4, 2010, FINRA entered into an agreement to assume responsibility for the surveillance and enforcement functions of NYSE Euronext, including those of NYSE Amex and NYSE Arca, and FINRA replaced NYSE Regulation, Inc. as the Complainant in the proceeding against the Company and its former trader.

On July 27, 2010, the Respondents filed a Joint Answer with NYSE Amex and NYSE Arca, denying all allegations and asserting defenses.

On February 4, 2011, NYSE Arca filed a Notice of Discontinuance with respect its action against the Company and its former trader, and NYSE Amex continued the proceeding.

Also on February 4, 2011, NYSE Amex filed an Amended Charge Memorandum against the Company and its former trader. The Amended Charge Memorandum withdrew the previous charge under Regulation X. The Respondents intend to file a Joint Answer to the Amended Charge Memorandum on or about March 4, 2011, denying all allegations and asserting defenses. A hearing on the matter has been tentatively scheduled to begin in April 2011.

The Company believes that the claims asserted against it in this proceeding are without merit, and it denies all allegations of wrongdoing. There can be no assurance, however, as to the outcome or timing of the resolution of this proceeding. The Company, therefore, is unable to estimate the amount or potential range of any loss that may arise out of this proceeding, if any. The range of possible resolutions could include a determination and judgment against the Company or a settlement that could require a substantial payment by the Company that could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

In addition to the proceeding described above, the Company has been the target, from time to time, of regulatory actions incidental to the ordinary course of its business. While the ultimate outcome of these regulatory actions that currently are pending cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these regulatory actions, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or cash flows. Since this claim is in the early stages, no estimate can be made and no adjustment has been made to the financial statements.

9. Commitments and contingencies (continued)

Commitments

The Company has a letter of credit in the amount of $1,000,000 which is collateralized by $1,070,000 of U.S. Treasury bills (see Note 4).

The Company has entered into a long-term non-cancelable agreement with a vendor for information technology services which expires March 31, 2012 providing for minimum monthly payments of $34,156. Future minimum commitments are as follows:

Year ending December 31,		
2011	$	409,872
2012		102,468
	$	512,340

10. Income taxes

As a single member limited liability company, the Company is a disregarded entity for U.S. tax purposes and includes the results of its operations in the Holding Company's consolidated tax return. The Company has a formal tax sharing agreement with the Holding Company and computes its taxes on a stand-alone basis. Pursuant to this agreement, the Company does not receive a benefit for its losses until they can be utilized on a separate company basis

The components of the provision for income taxes reflected on the statement of operations are set forth below:

Current income tax benefit	$	-
Deferred tax expense valuation allowance		20,890,347
Income	$	20,890,347

The net change in valuation allowance for deferred tax assets was an increase of approximately $24 million, which was primarily related to the operating loss carry forwards. A majority of the deferred tax assets of approximately $25 million relate primarily to operating loss carry forwards on a separate company basis. The deferred tax liabilities primarily relate to the unrecognized gain on proprietary trading. The deferred tax assets have been offset by a valuation allowance to the extent of the deferred liabilities. The following table presents the components of deferred tax assets and liabilities balances:

Deferred tax assets:		
Loss carry forwards	$	25,069,652
Other		68,104
Valuation allowance		(24,209,407)
Total deferred tax assets	$	928,349
Deferred tax liabilities	$	928,349

10. Income taxes (continued)

The actual tax benefit differs from the expected income tax benefit, computed at the U.S. statutory income tax rate, primarily due to the valuation allowance recorded. A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company's effective income tax rate is set forth below:

U.S. federal income tax rate	35%
Increase (decrease) in taxes related to:	
State and local taxes	5.1
Valuation allowance	(40.1)
Effective tax rate	0%

11. Financial instruments with off-balance-sheet risk and concentration of credit risk

Through the normal course of business, the Company enters into various securities transactions as agent. The execution of these transactions can result in unrecorded market risk and concentration of credit risk. Our Institutional Brokerage activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss. For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

The Company uses derivative financial instruments, including exchange-traded options, ETF's and domestic and foreign futures contracts, for trading purposes and to financially hedge other positions or transactions as part of market-making businesses and overall risk management process. These financial instruments subject the Company to varying degrees of market, credit and foreign exchange risk. The Company records their derivative trading activities at market value, with corresponding gains or losses recorded in "Net trading gains." Gains or losses from foreign currency transactions are also recorded in "Net trading gains." In order to minimize risk, management continually monitors positions, gain and loss, volatility and other standard risk measures on a real-time basis and communicates its risk tolerance to the traders.

As market-makers on the NYSE, NYBOT, PHLX and other exchanges, the Company, is engaged in various securities trading and lending activities. In connection with its market making activities, the Company, assumes positions in stocks for which they are responsible. The Company is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and they are also exposed to market risk associated with the sale of securities sold but not yet purchased, which can be directly impacted by volatile trading on the NYSE, NYSE Alternext (previously the AMEX), and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss.

The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

11. Financial instruments with off-balance-sheet risk and concentration of credit risk (continued)

The Company is also engaged in various brokerage activities in which its counterparties primarily include broker-dealers, banks and other financial institutions and as a result, may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $150,000.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution, through December 31, 2013. These balances may, at times, exceed federally insured limits.

13. Subsequent events

In January 2011, the Company committed to a plan to wind down the activities of the former LFS institutional brokerage business which is now merged with LSP. The Company's plan is to terminate its institutional execution group sales trading business and its professional trading group in the first quarter of 2011.

In February 2011, the Holding Company announced a definitive merger agreement under which the Cowen Group, Inc. ("Cowen") will acquire the Holding Company. The transaction which is expected to close by the end of the second quarter or the beginning of the third quarter of 2011 is subject to customary closing conditions and approval by the Holding Company shareholders and Cowen shareholders.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Managers
of LaBranche Capital, LLC (formerly known as LaBranche Structured Products, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by LaBranche Capital, LLC (formerly known as LaBranche Structured Products, LLC) ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2011

LABRANCHE CAPITAL, LLC
(FORMERLY KNOWN AS LABRANCHE STRUCTURED PRODUCTS, LLC)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$ 6,654,198
General Assessments at .0025	$ 16,635
Payment Remitted with Form SIPC-6	(1,636)
Amount Due with Form SIPC-7	$ 14,999

The above schedule represents the SIPC Assessments and Payments of LaBranche Capital, LLC for the year ended December 31, 2010.